Jack in the Box Inc. Reiterates Confidence in David Goebel-Led Board of Directors in Overseeing Successful Execution of "JACK on Track" Plan

Highlights Biglari's Self-Interested Campaign and Contradictory and Volatile Behavior that Hindered the Board's Attempts at Constructive Engagement

Urges Shareholders to Vote "FOR" all 10 of Jack in the Box's Director Nominees, including David Goebel, Independent Chair of the Jack in the Box Board, on the WHITE Proxy Card

Visit www.KeepJackonTrack.com for More Information

SAN DIEGO, Calif. – February 10, 2026 – Jack in the Box Inc. ("Jack in the Box" or the "Company") (NASDAQ: JACK), today mailed a letter to shareholders in connection with its upcoming Annual Meeting of Shareholders scheduled to be held on February 27, 2026 (the "Annual Meeting"). Shareholders of record as of January 2, 2026, will be entitled to vote at the Annual Meeting.

In the letter, the Company highlights Jack in the Box Independent Board Chair David Goebel's leadership as the Board has overseen strategic actions to put the Company back on track as well as Mr. Goebel's breadth of recent experience and the important role he plays as a mentor and thought leader not only for the Company's Board and management team, but across relevant industries. The letter reminds shareholders that Mr. Goebel brings critical expertise to Jack in the Box as one of the most qualified franchise executives in the quick-service restaurant and casual dining sector and that his removal from the Board would jeopardize the continued successful execution of "JACK on Track" as well as the value of shareholders' investments in Jack in the Box.

In addition, the letter highlights the Board's conviction that the "vote no" campaign run by Biglari Capital Corp. (collectively with the participants in its solicitation, including Sardar Biglari, the "Biglari Group"), is not driven out of genuine desire to create shareholder value, but rather by Mr. Biglari's self-interest and anger at the Board's unanimous decision that he was not well suited to join the Board. The letter outlines Mr. Biglari's mischaracterizations and pattern of contradictory and volatile behavior that repeatedly hindered constructive dialogue despite the Board's extensive engagement during which it considered Mr. Biglari's views and worked towards a mutually agreeable outcome.

The full text of the letter follows:

Dear Fellow Shareholders,

The 2026 Annual Meeting of Shareholders (the "Annual Meeting") of Jack in the Box Inc. (the "Company" or "Jack in the Box") is coming up on February 27, 2026, and we are writing to ask you to vote **"FOR" ALL 10** of the Company's highly qualified director nominees and **"FOR"** each of the Company's proposals on the **WHITE** proxy card.

Our Board is dedicated to driving shareholder value as Jack in the Box continues its turnaround and we have taken several strategic actions to put the Company back on track, such as appointing new leadership, including a new CEO, CFO, and COO; working with management in the development and launch of our "JACK on Track" plan; and implementing an orderly Board refreshment process.

Importantly, we believe that we have the right Board and management team in place to build on this strong foundation. In particular, our Independent Board Chair, David Goebel, is one of the most qualified franchise executives in the quick-service restaurant and casual dining sector. He brings deep Company knowledge and industry experience that are critical to driving disciplined oversight of the Company's "JACK on Track" plan.

David Goebel: A Franchise Leader with Real Results

Jack in the Box's business model is unique, and our Board benefits from Mr. Goebel's highly specific skillset and hands-on experience in restaurant operations, concept development, and supply-chain management. After his notable career as an executive in the quick-service restaurant and casual dining sector, Mr. Goebel has spent the past 15+ years as Partner and Faculty Member of The ExCo Group where he serves as a leadership development advisor working with executives across industries including restaurant, retail, consumer, and hospitality. His deep understanding of the Company and extensive relevant expertise are especially important at this critical time.

David Goebel's Continued Service to 2027 Annual Meeting Serves Shareholders' Best Interests		
A Proven Large-Scale Operator	**Franchise & Governance Expertise**	**Critical Continuity as Board Chair**
✓ Oversaw large, complex systems as the former CEO of Applebee's ✓ Built and operated 80 Boston Market units, bringing real unit-level operating credibility ✓ Founded and scaled multiple franchise concepts with a focus on unit economics and operator success	✓ Experience as franchisor and franchisee provides insight into franchise incentives, system health drivers, and operator relations ✓ Service on other public restaurant boards (including Wingstop) adds strong governance discipline, benchmarking, and sector best practices ✓ Brings a governance lens informed by decades in restaurant leadership roles and public company Board services	✓ As requested by the Nominating and Governance Committee, full Board and CEO Lance Tucker, Mr. Goebel agreed to extend his Board service by one year to assist in overseeing execution of the "JACK on Track" plan ✓ Provides deep institutional knowledge critical to our turnaround strategy ✓ Brings stability and long-term context during period of operational and governance focus
Why It Matters		
As a 93% franchised system, we need directors with hands-on franchise operating expertise	Helps ensure the Board remains closely attuned to operator dynamics, governance best practices, and system health	Removing a seasoned Board Chair now would disrupt the efficient execution of our turn-around plan.

Mr. Goebel's expertise and commitment to mentorship are widely recognized across the industry, including by Kevin Hochman, Brinker International CEO and Chili's President, who stated:

"In my years working with Dave as my executive coach, his knowledge of the restaurant industry, deep experience as a CEO of a large multi-unit chain, and push to make sure that shareholders are at the heart of every decision made have been critical in my development as a leader and a key influence in our turnaround at Chili's."

Under Mr. Goebel's leadership as Board Chair, and as part of the Board's ongoing succession planning, we have added three independent directors over the past three years to bring fresh perspectives. These new directors bring relevant expertise in restaurants, franchising, retail, and real estate – especially in California. Further, the two newest directors, Mark King and Alan Smolinisky, who were appointed in November 2025, joined the Board as part of a cooperation agreement with one of the Company's large shareholders, GreenWood Investors, LLC, demonstrating the Board's readiness to engage constructively with shareholders.

As part of an orderly Board refreshment process, the Nominating and Governance Committee and full Board asked Mr. Goebel to remain in his position through the Company's 2027 Annual Meeting of Shareholders to enable the Board and management team to benefit from Mr. Goebel's invaluable knowledge and experience during a critical turnaround period. This one-year extension to Mr. Goebel's directorship provides the Company with highly relevant operating, franchisee, and governance experience, before his retirement from board service next year. Voting against Mr. Goebel will deprive our Board and shareholders of expertise that is crucial to the Company and execution of the "JACK on Track" plan.

> Lance Tucker, Jack in the Box's CEO, shared his appreciation of Mr. Goebel's contributions, noting:
>
> *"Dave's expertise and leadership have been tremendous assets to the Jack in the Box Board and to me personally as I stepped into the CEO role. Dave has been more than generous with his time, going above and beyond in sharing his expertise and counsel as we have worked to identify and address challenges with the launch and execution of our 'JACK on Track' plan."*

The Board Believes Biglari's Campaign does not Serve Shareholders' Interests – Only Those of Mr. Biglari

The Board believes the "vote no" campaign against Mr. Goebel launched by Biglari Capital Corp. (collectively with the participants in its solicitation, including Sardar Biglari, the "Biglari Group"), is driven by Mr. Biglari's personal goals and not to create value for all Jack in the Box shareholders.

Mr. Biglari has flip-flopped and demonstrated confusing inconsistencies throughout the Company's attempts to engage. Mr. Biglari expressed his support of our CEO Lance Tucker shortly after Mr. Tucker's appointment, framed Jack in the Box as well positioned, stated he was "pretty well aligned" with "JACK on Track", and characterized the Company's recent "JACK on Track" initiative as "steps in the right direction" – a contradiction to his more recent shift in tone. **Notably, Mr. Biglari's shift in position and publicly expressed concerns about Mr. Goebel only surfaced <u>after</u> the Board had repeatedly declined Mr. Biglari's requests to serve on the Board.**

Although the Board, after giving Mr. Biglari full consideration, concluded he was not well suited to serve as a Jack in the Box director, it nonetheless went to great lengths to consider his views as a shareholder and his proposed candidates for Board refreshment.

The Board engaged extensively, attempting to work towards a mutually agreeable outcome. **However, it is clear to the Board that Mr. Biglari is unwilling to be constructive.**

Since February 2024, the Company has met with Mr. Biglari nine times, including four Board level engagements and one interview during the Board's director search process. Throughout these conversations we considered his views and acted accordingly…

- ✓ Conducted a robust and independent director evaluation process
- ✓ Interviewed Mr. Biglari as a potential director candidate
- ✓ Interviewed Mr. Biglari's second proposed director nominee
- ✓ Interviewed an additional third director candidate privately proposed by Mr. Biglari after the nomination window had closed and his other nominees had been withdrawn
- ✓ Attempted further engagement through an in-person meeting with Mr. Goebel, making clear when scheduling that Rachel Webb, the Company's Vice President of Finance and Investor Relations, would be joining but never suggesting that any advisor participate. Attendance at this meeting required lengthy travel by Mr. Goebel and Ms. Webb, only to have Mr. Biglari be a "no show"
- ✓ Offered to add Mr. Biglari's third director candidate or a mutually agreeable director

Contrary to Mr. Biglari's recent mischaracterization, throughout our engagement with Mr. Biglari, the Board believes he has hidden his intentions while also changing his stance multiple times, creating a pattern of volatile and at times abusive behavior that has repeatedly hindered constructive dialogue…

- X   Maintained a passive public securities position while accumulating stock and seeking a Board seat for himself and raising the potential to engage on various transactions involving the Company
- X   Reacted with extreme anger upon learning that the Board had not accepted his initial request to serve on the Board, with multiple directors witnessing Mr. Biglari threatening that what he would do to Jack in the Box would pale in comparison to other proxy fights he has waged, saying that his proxy fight would "get bloody" and expressing directly to Mr. Goebel that he would come after him
- X   Launched a proxy contest, nominating himself and one other individual
- X   Continued to privately push for a singular Board seat for himself as he withdrew his own nomination, and subsequently, that of his other candidate
- X   Privately proposed a third candidate during discussions regarding a potential resolution but subsequently informed the Board that any resolution would depend on him being added to Jack in the Box's Board
- X   Was historically supportive of the Company's direction and leadership but then launched a "vote no" campaign after it was clear the Board would not reconsider its decision that he was unsuited to serve as a Jack in the Box director

We urge shareholders to reject the kind of behavior that Mr. Biglari has demonstrated and instead support Mr. Goebel and all of Jack in the Box's director nominees. We are confident that with the leadership of our entire expert and recently refreshed Board and our new Chief Executive Officer, Lance Tucker, we can successfully execute "JACK on Track" and "Jack's Way" and rebuild value for ALL shareholders.


In support of the Company's efforts, GreenWood Investors, LLC, one of Jack in the Box's large shareholders, stated the following:

"We believe that the Company is taking the right steps with the 'JACK on Track' plan to create long-term value and we are enthusiastic about the Company's future. In contrast, we believe a 'vote no' campaign is a distraction and a step in the wrong direction. We urge our fellow shareholders to support the Jack in the Box Board so they can continue working with management to capitalize on the positive evolution underway."


Your vote is important. We encourage you to protect the value of your investment in Jack in the Box by voting **"FOR" ALL 10** of the Company's highly qualified director nominees on the **WHITE** proxy card today. Please simply disregard any gold proxy card you may receive from the Biglari Group.

Thank you for your continued support,
The Jack in the Box Board of Directors

If you have any questions or require assistance with voting your shares,
please call the Company's proxy solicitor:

INNISFREE M&A INCORPORATED

**(877) 750-8198 (toll free from the U.S. and Canada) or
+1 (412) 232-3651 (from other countries)**

BofA Securities is serving as financial advisor, Sullivan & Cromwell LLP is serving as legal advisor, and Joele Frank, Wilkinson Brimmer Katcher is serving as strategic communications advisor to the Company.

About Jack in the Box Inc.

Jack in the Box Inc. (NASDAQ: JACK), founded and headquartered in San Diego, California, is a restaurant company that operates and franchises Jack in the Box®, one of the nation's largest hamburger chains with approximately 2,135 restaurants across 21 states. For more information, including franchising opportunities, visit www.jackinthebox.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements may be identified by words such as "anticipate," "believe," "estimate," "expect," "forecast," "goals," "guidance," "intend," "plan," "project," "may," "will," "would" and similar expressions. These statements are based on management's current expectations, estimates, forecasts and projections about our business and the industry in which we operate. These estimates and assumptions involve known and unknown risks, uncertainties, and other factors that are in some cases beyond our control. Factors that may cause our actual results to differ materially from any forward-looking statements include, but are not limited to: the success of new products, marketing initiatives and restaurant remodels and drive-thru enhancements; the impact of competition, unemployment, trends in consumer spending patterns and commodity costs; the Company's ability to achieve and manage its planned growth, which is affected by the availability of a sufficient number of suitable new restaurant sites, the performance of new restaurants, risks relating to expansion into new markets and successful franchise development; the ability to attract, train and retain top-performing personnel, litigation risks; risks associated with disagreements with franchisees; supply chain disruption; food-safety incidents or negative publicity impacting the reputation of the Company's brand; increased regulatory and legal complexities, risks associated with the amount and terms of the securitized debt issued by certain of our wholly owned subsidiaries; stock market volatility. These and other factors are discussed in the Company's annual report on Form 10-K and its periodic reports on Form 10-Q filed with the Securities and Exchange Commission (the "SEC"), which are available online at http://investors.jackinthebox.com or in hard copy upon request. The Company undertakes no obligation to update or revise any forward-looking statement, whether as the result of new information or otherwise.

Important Additional Information and Where to Find It

The Company has filed a definitive proxy statement (the "Proxy Statement") and a **<u>WHITE</u>** proxy card with the SEC in connection with the solicitation of proxies for the Annual Meeting. SHAREHOLDERS OF THE COMPANY ARE STRONGLY ENCOURAGED TO READ THE PROXY STATEMENT, ACCOMPANYING **<u>WHITE</u>** PROXY CARD, AND ALL OTHER DOCUMENTS FILED WITH, OR FURNISHED TO, THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE ANNUAL MEETING. Shareholders are able to obtain the Proxy Statement, any amendments or supplements to the Proxy Statement, and other documents filed by the Company with the SEC at no charge at the SEC's website at www.sec.gov. Copies are also available at no charge at the Company's website at https://investors.jackinthebox.com/financials/sec-filings/.

Contact

Rachel Webb
858-522-4556
rachel.webb@jackinthebox.com





The 2026 Annual Meeting of Shareholders of Jack in the Box Inc. is coming up on February 27, 2026, and we are writing to ask you to

VOTE "FOR" ALL 10 OF THE COMPANY'S HIGHLY QUALIFIED DIRECTOR NOMINEES AND "FOR" EACH OF THE COMPANY'S PROPOSALS ON THE WHITE PROXY CARD.

DEAR FELLOW SHAREHOLDERS,

February 10, 2026

The 2026 Annual Meeting of Shareholders (the "Annual Meeting") of Jack in the Box Inc. (the "Company" or "Jack in the Box") is coming up on February 27, 2026, and we are writing to ask you to vote **"FOR" ALL 10** of the Company's highly qualified director nominees and **"FOR"** each of the Company's proposals on the WHITE proxy card.

Our Board is dedicated to driving shareholder value as Jack in the Box continues its turnaround and we have taken several strategic actions to put the Company back on track, such as appointing new 46 leadership, including a new CEO, CFO, and COO; working with management in the development and 47 launch of our "JACK on Track" plan; and implementing an orderly Board refreshment process.

Importantly, we believe that we have the right Board and management team in place to build on this strong foundation. In particular, our Independent Board Chair, David Goebel, is one of the most qualified franchise executives in the quick service restaurant and casual dining sector. He brings deep Company knowledge and industry experience that are critical to driving disciplined oversight of the Company's "JACK on Track" plan.

DAVID GOEBEL: A FRANCHISE LEADER WITH REAL RESULTS

Jack in the Box's business model is unique, and our Board benefits from Mr. Goebel's highly specific skillset and hands on experience in restaurant operations, concept development, and supply chain management. After his notable career as an executive in the quick–service restaurant and casual dining sector, Mr. Goebel has spent the past 15+ years as Partner and Faculty Member of The ExCo Group where he serves as a leadership development advisor working with executives across industries including restaurant, retail, consumer, and hospitality. His deep understanding of the Company and extensive relevant expertise are especially important at this critical time.

DAVID GOEBEL'S CONTINUED SERVICE TO 2027 ANNUAL MEETING SERVES SHAREHOLDERS' BEST INTERESTS

A Proven Large–Scale Operator

- ⊘ Oversaw large, complex systems as the former CEO of Applebee's
- ⊘ Built and operated 80 Boston Market units, bringing real unit–level operating credibility
- ⊘ Founded and scaled multiple franchise concepts with a focus on unit economics and operator success

Franchise & Governance Expertise

- ⊘ Experience as franchisor and franchisee provides insight into franchise incentives, system health drivers, and operator relations
- ⊘ Service on other public restaurant boards (including Wingstop) adds strong governance discipline, benchmarking, and sector best practices
- ⊘ Brings a governance lens informed by decades in restaurant leadership roles and public company Board services

Critical Continuity as Board Chair

- ⊘ As requested by the Nominating and Governance Committee, full Board and CEO Lance Tucker, Mr. Goebel agreed to extend his Board service by one year to assist in overseeing execution of the "JACK on Track" plan
- ⊘ Provides deep institutional knowledge critical to our turnaround strategy
- ⊘ Brings stability and long–term context during period of operational and governance focus

Why It Matters

- ⊘ As a 93% franchised system, we need directors with hands–on franchise operating expertise

- ⊘ Helps ensure the Board remains closely attuned to operator dynamics, governance best practices, and system health

- ⊘ Removing a seasoned Board Chair now would disrupt the efficient execution of our turn–around plan.

Mr. Goebel's expertise and commitment to mentorship are widely recognized across the industry, including by Kevin Hochman, Brinker International CEO and Chili's President, who stated:

> *"In my years working with Dave as my executive coach, his knowledge of the restaurant industry, deep experience as a CEO of a large multi-unit chain, and push to make sure that shareholders are at the heart of every decision made have been critical in my development as a leader and a key influence in our turnaround at Chili's."*

Under Mr. Goebel's leadership as Board Chair, and as part of the Board's ongoing succession planning, we have added three independent directors over the past three years to bring fresh perspectives. These new directors bring relevant expertise in restaurants, franchising, retail, and real estate — especially in California. Further, the two newest directors, Mark King and Alan Smolinisky, who were appointed in November 2025, joined the Board as part of a cooperation agreement with one of the Company's large shareholders, GreenWood Investors, LLC, demonstrating the Board's readiness to engage constructively with shareholders.

As part of an orderly Board refreshment process, the Nominating and Governance Committee and full Board asked Mr. Goebel to remain in his position through the Company's 2027 Annual Meeting of Shareholders to enable the Board and management team to benefit from Mr. Goebel's invaluable knowledge and experience during a critical turnaround period. This one-year extension to Mr. Goebel's directorship provides the Company with highly relevant operating, franchisee, and governance experience, before his retirement from board service next year. Voting against Mr. Goebel will deprive our Board and shareholders of expertise that is crucial to the Company and execution of the "JACK on Track" plan.

Lance Tucker, Jack in the Box's CEO, shared his appreciation of Mr. Goebel's contributions, noting:

> *Dave's expertise and leadership have been tremendous assets to the Jack in the Box Board and to me personally as I stepped into the CEO role. Dave has been more than generous with his time, going above and beyond in sharing his expertise and counsel as we have worked to identify and address challenges with the launch and execution of our 'JACK on Track' plan."*

THE BOARD BELIEVES BIGLARI'S CAMPAIGN DOES NOT SERVE SHAREHOLDERS' INTERESTS - ONLY THOSE OF MR. BIGLARI

The Board believes the "vote no" campaign against Mr. Goebel launched by Biglari Capital Corp. (collectively with the participants in its solicitation, including Sardar Biglari, the "Biglari Group"), is driven by Mr. Biglari's personal goals and not to create value for all Jack in the Box shareholders.

Mr. Biglari has flip-flopped and demonstrated confusing inconsistencies throughout the Company's attempts to engage. Mr. Biglari expressed his support of our CEO Lance Tucker shortly after Mr. Tucker's appointment, framed Jack in the Box as well positioned, stated he was "pretty well aligned" with "JACK on Track", and characterized the Company's recent "JACK on Track" initiative as "steps in the right direction" – a contradiction to his more recent shift in tone. **Notably, Mr. Biglari's shift in position and publicly expressed concerns about Mr. Goebel only surfaced after the Board had repeatedly declined Mr. Biglari's requests to serve on the Board.** Although the Board, after giving Mr. Biglari full consideration, concluded he was not well suited to serve as a Jack in the Box director, it nonetheless went to great lengths to consider his views as a shareholder and his proposed candidates for Board refreshment. The Board engaged extensively, attempting to work towards a mutually agreeable outcome. **However, it is clear to the Board that Mr. Biglari is unwilling to be constructive.**

Since February 2024, the Company has met with Mr. Biglari nine times, including four Board level engagements and one interview during the Board's director search process. Throughout these conversations we considered his views and acted accordingly...

- ✓ Conducted a robust and independent director evaluation process
- ✓ Interviewed Mr. Biglari as a potential director candidate
- ✓ Interviewed Mr. Biglari's second proposed director nominee
- ✓ Interviewed an additional third director candidate privately proposed by Mr. Biglari after the nomination window had closed and his other nominees had been withdrawn
- ✓ Attempted further engagement through an in-person meeting with Mr. Goebel, making clear when scheduling that Rachel Webb, the Company's Vice President of Finance and Investor Relations, would be joining but never suggesting that any advisor participate. Attendance at this meeting required lengthy travel by Mr. Goebel and Ms. Webb, only to have Mr. Biglari be a "no show"
- ✓ Offered to add Mr. Biglari's third director candidate or a mutually agreeable director

Contrary to Mr. Biglari's recent mischaracterization, throughout our engagement with Mr. Biglari, the Board believes he has hidden his intentions while also changing his stance multiple times, creating a pattern of volatile and at times abusive behavior that has repeatedly hindered constructive dialogue...

- ✗ Maintained a passive public securities position while privately accumulating stock and seeking a Board seat for himself and raising the potential to engage on various transactions involving the Company
- ✗ Reacted with extreme anger upon learning that the Board had not accepted his initial request to serve on the Board, with multiple directors witnessing Mr. Biglari threatening that what he would do to Jack in the Box would pale in comparison to other proxy fights he has waged, saying that his proxy fight would "get bloody" and expressing directly to Mr. Goebel that he would come after him
- ✗ Launched a proxy contest, nominating himself and one other individual
- ✗ Continued to privately push for a singular Board seat for himself as he withdrew his own nomination, and subsequently, that of his other candidate
- ✗ Privately proposed a third candidate during discussions regarding a potential resolution but subsequently informed the Board that any resolution would depend on him being added to Jack in the Box's Board
- ✗ Was historically supportive of the Company's direction and leadership but then launched a "vote no" campaign after it was clear the Board would not reconsider its decision that he was unsuited to serve as a Jack in the Box director.

In support of the Company's efforts, GreenWood Investors, LLC, one of Jack in the Box's large shareholders, stated the following:

> *"We believe that the Company is taking the right steps with the 'JACK on Track' plan to create long-term value and we are enthusiastic about the Company's future. In contrast, we believe a 'vote no' campaign is a distraction and a step in the wrong direction. We urge our fellow shareholders to support the Jack in the Box Board so they can continue working with management to capitalize on the positive evolution underway."*

We urge shareholders to reject the kind of behavior that Mr. Biglari has demonstrated and instead support Mr. Goebel and all of Jack in the Box's director nominees. We are confident that with the leadership of our entire expert and recently refreshed Board and our new Chief Executive Officer, Lance Tucker, we can successfully execute "JACK on Track" and "Jack's Way" and rebuild value for ALL shareholders.

YOUR VOTE IS IMPORTANT.

We encourage you to protect the value of your investment in Jack in the Box by voting **"FOR" ALL 10** of the Company's highly qualified director nominees on the **WHITE** proxy card today. Please simply disregard any gold proxy card you may receive from the Biglari Group.



Thank you for your continued support,
The Jack in the Box Board of Directors

VOTE "FOR" ALL OF JACK IN THE BOX'S 10 HIGHLY QUALIFIED DIRECTOR NOMINEES ON THE WHITE PROXY CARD TODAY!

If you have any questions or require assistance with voting your shares, please call the Company's proxy solicitor:

Innisfree®

INNISFREE M&A INCORPORATED

(877) 750–8198 (toll free from the U.S. and Canada) or

+1 (412) 232–3651 (from other countries)

Safe Harbor Statement

This communication contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements may be identified by words such as "anticipate," "believe," "estimate," "expect," "forecast," "goals," "guidance," "intend," "plan," "project," "may," "will," "would" and similar expressions. These statements are based on management's current expectations, estimates, forecasts and projections about our business and the industry in which we operate. These estimates and assumptions involve known and unknown risks, uncertainties, and other factors that are in some cases beyond our control. Factors that may cause our actual results to differ materially from any forward-looking statements include, but are not limited to: the success of new products, marketing initiatives and restaurant remodels and drive-thru enhancements; the impact of competition, unemployment, trends in consumer spending patterns and commodity costs; the Company's ability to achieve and manage its planned growth, which is affected by the availability of a sufficient number of suitable new restaurant sites, the performance of new restaurants, risks relating to expansion into new markets and successful franchise development; the ability to attract, train and retain top-performing personnel, litigation risks; risks associated with disagreements with franchisees; supply chain disruption; food-safety incidents or negative publicity impacting the reputation of the Company's brand; increased regulatory and legal complexities, risks associated with the amount and terms of the securitized debt issued by certain of our wholly owned subsidiaries; stock market volatility. These and other factors are discussed in the Company's annual report on Form 10-K and its periodic reports on Form 10-Q filed with the Securities and Exchange Commission (the "SEC"), which are available online at http://investors.jackinthebox.com or in hard copy upon request. The Company undertakes no obligation to update or revise any forward-looking statement, whether as the result of new information or otherwise.

Important Additional Information and Where to Find It

The Company has filed a definitive proxy statement (the "Proxy Statement") and a WHITE proxy card with the SEC in connection with the solicitation of proxies for the Annual Meeting. SHAREHOLDERS OF THE COMPANY ARE STRONGLY ENCOURAGED TO READ THE PROXY STATEMENT, ACCOMPANYING WHITE PROXY CARD, AND ALL OTHER DOCUMENTS FILED WITH, OR FURNISHED TO, THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE ANNUAL MEETING. Shareholders are able to obtain the Proxy Statement, any amendments or supplements to the Proxy Statement, and other documents filed by the Company with the SEC at no charge at the SEC's website at www.sec.gov. Copies are also available at no charge at the Company's website at https://investors.jackinthebox.com/financials/sec-filings/.

JACKMGT2